

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 1, 2011

By facsimile to (815) 301-8099 and U.S. Mail

Mr. Douglas D. Brackin
President
Vinyl Products, Inc.
30950 Rancho Viejo Road #120
San Juan Capistrano, CA 92675

Re: Vinyl Products, Inc.
        Current Report on Form 8-K dated December 31, 2010 and filed January 6, 2011
        File No. 0-52769

Dear Mr. Brackin:

        We have reviewed your filing and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Update your EDGAR company profile to include your current business address and mailing address.

2. Please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act to register a class of securities under Section 12 of the Exchange Act, with that information reflecting the surviving entity and its securities upon consummation of the transaction. See Item 2.01(f) of Form 8-K and Section II.D.3 and footnote 32 of SEC Release No. 33-8587.

VFC Disposition, page 2

3. State the value of the 20,000,000 shares of common stock returned to Vinyl Products by Messrs. Gordon Knott and Garabed Khatchoyan in exchange for the capital stock of Vinyl Fence Company, Inc. and VFC Franchise Corp. See Item 2.01(d) of Form 8-K.

Unregistered Sales of Equity Securities, page 2

4. State the value of the 20,000,000 shares of common stock issued to the members of Brackin O'Connor, LLC by Vinyl Products in the equity exchange on December 31, 2010. See Item 3.02(a) of Form 8-K and Item 701(c) of Regulation S-K.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers, page 3

5. State the ages of Messr. Douglas D. Brackin and Keith C. Moore. See Item 5.02(c)(2) of Form 8-K and Item 401(b) of Regulation S-K.

6. Identify the drinking lounge that Mr. Douglas D. Brackin renovated in 2008 and sold in 2009.

7. If Vinyl Products entered into, adopted, or otherwise began a material compensatory plan, contract, or arrangement with Mr. Douglas D. Brackin or Mr. Keith C. Moore, provide a brief description of the terms and conditions of the plan, contract, or arrangement and the amount payable to Mr. Brackin or Mr. Moore. See Item 5.02(e) of Form 8-K.

Financial Statements and Exhibits, page 3

8. Please tell us how you considered the requirements of Item 9.01(c) in concluding that you had an additional 71 days to file the financial statements of Brackin O'Connor, LLC as well as the information required by Item 2.01(f). Given the plan to dispose of all of your preexisting operations, please tell us how you determined that these assets and operations would not be considered "nominal" for purposes of the definition of a shell company in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

Pamela A. Long
Assistant Director